February 29, 1996



NuOASIS GAMING INC.
2 Park Plaza, Suite 470
Irvine, California  92714

     RE:  Engagement Letter and Fee Agreement for Investment Banking Services

Gentlemen:

     This letter sets forth the agreement between NuOasis Gaming Inc. (the "Company") and Structure America, Inc. ("SAI"), concerning investment banking services rendered to the Company in conjunction with the evaluation of potential business opportunities which can be acquired by the Company (the 'Services').

     Regarding SAI's services to the Company, SAI has been responsible for introducing, searching for, identifying, qualifying and conducting preliminary negotiations with possible business opportunity acquisitions since April 1, 1994. Such potential business acquisitions have included National Pools Corporation ('NPC') and performing other advisory services for the Company at the request of its Board of Directors.

     In return for the Services rendered through the date hereof, which shall also be inclusive of any fees due to SAI related to the acquisition of NPC, the Company agrees to pay to SAI the following consideration:

     1. Two Hundred Fifty Thousand (250,000) shares of the Company's common stock (the "Fee Shares"). Such shares shall be exempt from any recapitalization of the Company by way of a reverse stock split, or dilution under any offering or merger effected by the Company for a period of twelve (12) months from the date hereof; and,

     2.   Reimbursement  of all costs  incurred  and  $5,000  per month of SAI's payroll/fee obligation on the Company's behalf from April 1,1994 through the date hereof; and,

     3. Options to purchase One Million (1,000,000) shares at $.20 per share, of the Company's common stock (the "Option Shares") pursuant to the Option Agreement attached hereto as Exhibit "A" and incorporated herein by reference.

     Within thirty (30) days of execution of the Agreement, the Company will include the Fee Shares and the Option Shares in a Form S-8 Registration Statement filed with the Securities and Exchange Commission. In SAI's sole discretion, the Fee Shares may be issued in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act of 1933 (the "Act"), Regulation D of the Act, and applicable state securities laws.

NuOasis Gaming Inc.
February 29, 1996
Page 2

     The Company agrees that it will indemnify, defend and hold harmless SAI from and against any loss or losses asserted against, resulting to, imposed upon or incurred or suffered by SAI, directly or indirectly, resulting from any dispute, claim, or cause of action arising from the transactions contemplated under the Agreement or in any way connected to the providing of services to the Company under this letter agreement.

     If the foregoing is agreeable, please indicate your approval by dating and signing below and returning an original copy to me.


Very truly yours,
STRUCTURE AMERICA, INC.



By:  /s/  Rocci Howe
-----------------------------
Name:     Rocci Howe



APPROVAL AND ACCEPTANCE:

     READ AND ACCEPTED this 29th day of February, 1996, with an effective date retroactive to the date services were first performed for the Company.

NuOASIS GAMING INC.



By:  /s/  Fred G. Luke
-----------------------------
Name:     Fred G. Luke